Exhibit 99.3

Common TV Call

COMMON TV CALL

Q1 FY 2018 RESULTS

July 14, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Ravi Kumar S.

President & Deputy COO

Mohit Joshi

President & Head – Financial Services; Head – Infosys Brazil and Infosys Mexico

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting, Head of Europe

Krishnamurthy (Krish) Shankar

Executive Vice President and the Group Head of Human Resource Development

PRESS

Kritika Saxena

CNBC TV18

Maya Sharma

NDTV

Chandra Srikanth

ET NOW

Sakshi Batra

Zee Business

Nishant Desai

Bloomberg-Quint

Vishal Sikka

Good morning, I am very happy with our team’s performance in Q1. We delivered strong overall performance with the great business results in almost all categories. In the previous quarter, myself, Ranga and Pravin had talked about putting in a strong focus on execution. I am really happy to see that we have been able to deliver that and the results are reflected in our performance. We saw 3.2% revenue growth on a reported basis, 2.7% on constant currency basis, and we had good margin performance of 24.1% despite many margin pressures. I am really happy about that. For six quarters in a row, we have improved our revenue per employee. It is now just a whisker below $52,000 and this has come on the basis of strong utilization. Our utilization crossed 84% overall and including freshers, it is 80.2% which is the highest level ever, the 84% without freshers is the highest level in 15-years and the 80.2% is the highest level ever. We also had very strong adoption of automation. Our Nia platform by our delivery teams that led to the saving of several thousand-people’s worth of work in our delivery team as well as the strong adoption of automation and AI in our client base. We had very strong performance in cash generation and our cash position. Ranga will talk about this in more detail.

So overall, I am very happy with our performance. Starting this quarter as promised earlier, we are revealing the new high growth services that we have been focusing on over the last couple of years. So, there are six categories of new services in the Cloud, AI centric area. I am very happy to report that compared to two years ago when these services did not exist we have seen strong in these. Going forward, we will obviously count on strong growth coming from these services. In the last two years, roughly $2 bn in revenue growth that we have seen, half of that has come just from these new services. So, this is something that as we transform our company on the basis of emerging services, of renewing our existing services on the basis of automation and our grassroots innovation, earlier, I drove here to this venue in our own indigenously built autonomous golf cart, this is a test bed that we have built to train thousands of engineers in autonomous driving technology. As we renew our existing services on the basis of these dual forces of automation and innovation, powered by our ability to teach ourselves and growing into completely new areas both in new services and new software that I am really proud of the work that our teams are doing. Thank you.

Participant

My first question to you, Mr. Sikka, is can you elaborate on the segments that have contributed to the positiveness that you have shown in the guidance? Also what kind of impact do you see of wage hike on the margins?

To Pravin, can you give us the sense of the net hire at the end of Q1?

Mr Ranga to you, have you factored in wage hike and the margin as well and how do you aim to set off the impact of rupee appreciation, visa as well as wage hike as well? Lastly, can you give us the total contract value you have garnered by the end of Q1?

Vishal Sikka

So Pravin can talk about the segment performance. We had very strong performance; overall, our core delivery business grew faster than the company. New services that I mentioned earlier, these high growth services contributed 8.3% to our revenue and the new software that did not exist 2.5 years ago has contributed 1.6% of revenue in this quarter. So, these are clearly very high growth areas, future-oriented areas for our clients that are happening. Pravin and Ranga can address the wage hike and the margin.

Pravin Rao

In the segment side, it has been fairly broad-based. We had very strong growth in ECS vertical led by Telecom. Telecom grew on constant currency basis by over 8% quarter-on-quarter. This was led by lot of wins around consolidation and M&A activities. Similarly, in the utility space, we continue to see good traction. There is lot of investment in focusing on green energies, customer service, modernization, censor-based metering and so on and we have been able to capitalize on those opportunities. Energy in this quarter, we have seen good growth after a long time on the back of some of the ramp ups of large deals we have won in the past few quarters. But going forward, we believe that given the volatility in oil prices, the Energy sector will continue to remain sluggish. In Americas, we are seeing lot of focus on energy companies on improvement in efficiencies across the value chain. In Europe, we are seeing an interesting trend where we are seeing mid-tier energy companies trying to take advantages of the volatility in the oil prices. We are also seeing some opportunities in the Greenfield areas in trading and other spaces. Financial Services, we continue to see good traction. The growth has been on the lines of what we expected. Our competitive positioning remains extremely strong in this space and it has allowed us to capture market share in this space in the last few quarters and we continue to remain optimistic. While we have had good growth in Retail this quarter, we expect the volatility to continue. Given the strong currency US dollar, some of the global retailers and CPG companies are getting challenged by the strong US currencies and they are focusing a lot more on cost takeout. There is a lot more focus on omni-channel and supply chain opportunities there. In Manufacturing, overall growth is moderate. We are seeing uptick in Engineering and in Industrials. In Auto, it is a little bit muted. Hi Tech continues to be soft given that most of the companies in the Hi-Tech space is moving away from a high margin license-based models where there are relatively lower margin subscription model. So, there is tremendous focus on cost takeout and we are seeing some slowness there. But barring that, overall, it has been a fairly good growth across segments.

M.D.Ranganath

As Vishal was mentioning on multiple fronts, we have had a very satisfying quarter. Apart from the revenues if you look at the operating margins at 24.1% has been resilient. I will talk about it in more detail later. Likewise, the net profit margin has been at 20.4% and we had a very strong operating cash generation of $644 mn. Consequently, our cash balances have been at the highest at $6.1 bn and Rs.39,335 crores highest ever. The other key factors that I would like to emphasize is if you come to operating margins we had indicated and we have retained 23% to 25% band. If you look at first quarter, our operating margins have been at 24.1% same as Q1 of last year and sequentially it has declined by about 60 basis points. This quarter we had the rupee appreciating. If you look on average basis it is about 3.5%, that impacted the margins by about 80 basis points. At the same time we had some cross-currency advantages which offset to the extent of 20 basis points. More importantly, I think as Vishal and Pravin said, we had a very robust utilization of 84% as compared to 80.5% same quarter last year. Including trainees, it is 80.2% as compared to 76.5% same quarter last year. There have been substantive movements that gave us a positive impact of about 90 basis points. Then as always, we wanted to make sure that all these gains are given back to employees, we announced a very healthy variable pay across levels, that impacted by approximately 1%. Then again, we had higher some subcon cost this quarter. So net-net I think the margin sequentially declined by 60 basis points. However if you compare with Q1 of last year it was steady at 24.1%. So, as you know, we will be announcing the compensation hikes and we are also ramping up the US talent model and rupee continues to be uncertain, so we need to watch. So that is why our band remains as 23%-25%. So that one particular thing remains. Again, coming back to the other factor I would like to point out, you asked about the net headcount addition. This quarter again the net count addition has been negative which is -1,800 people as compared to 3,000+ people same quarter last year. So, in other words, if you look at year-on-year, our headcount has grown by 0.8% whereas the revenue has grown by 6.3%. So that is pretty much reflected in the per capita rather the revenue per employee. So I think these are the broad parameters on multiple fronts. We will continue our relentless focus on operational efficiency and cash generation. If you look at this quarter for example the onsite employee cost as a percentage of revenue if you compare to same quarter last year came down, now it is 38.5% as compared to 39.3% same quarter last year. Subcon went up but primarily because of higher utilization and to some extent onsite demand. Then similarly the overall employee cost as a percentage of revenue also came down as compared to last year. So, we are looking at intensifying the focus on efficiencies as well as the automation. Finally, we believe that whether it is automation, etc., it has to reflect in the P&L. Otherwise, we need to see those impacts on the P&L. However, at this point in time, we retain our margin guidance on account of both rupee part as well as US talent model part. We will be rolling out the compensation increases, so in the subsequent quarters, you will see some impact of this.

Kritika Saxena

Thank you, gentlemen. Kritika Saxena from CNBC TV18. To Vishal, you have increased your dollar revenue guidance, but given the beat in the first quarter, why not increase your constant currency guidance as well. Are you being cautious, is there any form of weakness expected in the coming quarters? You had reiterated last time that by the second half of FY’18, you are expecting a pick up in the deal pipeline, can I expect that you will be upping your guidance then?

To Pravin, Last time you spoke about Consulting, Retail and BFSI, being soft. You already spoke a bit about BFSI and Retail. But can you give us a timeline as to when the recovery will kick in? Even in terms of Consulting, European consulting business was being repurposed which will take about a year. Have the benefits of the repurposing kicked in yet? In terms of manufacturing, what is the reason for the slowdown in this quarter, are there any concerns there?

Ranga, you are moving to US I believe. What is the reason for that? We only know in the press release that it is business reasons. I also wanted to ask you a bit more on wage hike. You spoke that there will be an impact of wage hikes in the next quarter. Can you give us a quantum as to how that would impact margins next quarter? Even reiteration on your capital allocation policy, as Vishal pointed out, what would be the details in terms of what portion would be the dividend, what portion would be the buyback. You said FY’18, when in FY’18?

Vishal Sikka

When it comes to guidance, I have always said that we say it like we see it. As we see in the business environment emerge in front of us if we see a reason to change things and we will. We see positive signs everywhere. However, as Ranga mentioned, our net headcount has actually slightly decreased and our revenue per FTE, revenue per employee has increased for six quarters in a row. So clearly all the strategy levers that we have been working on automation, renewing our services, strong focus on operational efficiency on adoption of new services and new software, all of these things are working, we are now approaching $52,000 in revenue per employee. So this is how the transformation will take shape, this is how the transformation that we have been working on for the last three years is emerging and it is taking place. When it comes to quarterly guidance and so forth, right now, our focus is in this climate to ensure an absolute relentless focus on execution. That is what we are working on and once Q2 is done, if we see a reason to change the guidance, then obviously we will do so. We say it like we see it. If at the end of Q2, we see things differently, then of course, we will let you know.

Pravin Rao

Consulting as we said last time is a one-year recovery plan. We have just completed one quarter and so far, it is tracking to whatever our plans are and we remain optimistic about it. Fundamentally, what we are trying to do is we are trying to repurpose the consulting focus from traditional ERP implementation and consulting services around packages to focusing on new services where we are seeing lot of opportunities. That journey is underway and we are happy with what we have seen in the first quarter. On the Manufacturing side, as I said earlier, if you break down into individual sub-segments, we see fairly decent growth in the Auto space, we are seeing moderate growth in the Aerospace, but High-Tech is where it is relatively soft and we have a big exposure to High-Tech and that is in fact resulting in probably a fairly moderate growth in Manufacturing. We expect this to continue for a period of time particularly on the High-Tech side because if you look at what is happening in the High-Tech space fundamentally, you are seeing companies shifting away from a license-based model to a subscription-based model. Typically license-based model is much more profitable than a subscription-based model. So there is restructuring going on in the client organization, they are focusing on cost takeout, efficiency improvement and so on. So it will take a while for us to recover on the Hi Tech space. Overall it is a mixed bag We remain fairly optimistic about the space over a period of time.

M.D.Ranganath

Coming to the operating margin question, while we have kept it at 24.1%, it has been resilient in Q1. As I said earlier, we had to watch the rupee closely and we have announced the compensation hikes plus the ramp up of the US talent. So, we reiterate 23% to 25%. So, announcement of compensation leads to close to about 1% impact in terms of the operating margin going forward. So that is one part. You can expect that in Q2, for example. Of course, there are other levers that we will continue to focus on, on operational efficiency improvements. Coming to capital allocation policy, as we reiterated earlier, company reiterates its commitment to execute the capital allocation policy in a timely manner in this year itself. As you know, we are a globally listed company, we have a large global shareholder base. So, the distribution mechanism requires certain regulatory approvals which we are working on. So as soon as that is there, the mechanism is something that we want to finalize. So, there is a commitment as given by the company to make sure that it is executed and implemented in this fiscal itself in a very timely manner. Coming to that point, next couple of quarters, we have to focus on the US talent model execution and many other pieces. So, I think next couple of quarters that is necessary. So that is only the reason.

Vishal Sikka

Maybe I can address that as well. Ranga and I work very-very closely together in my early days. For five or six quarters Ranga was based in the US and we used to work extremely closely together and we want to get some of that back, and as you know, we are hiring 10,000 people in the US. We have already hired around 600 out of those, we are opening up new centers, there is a significant transformation happening and the nature of this transformation itself is quite different. So, I need Ranga closer in the US. So, this is why he is moving back. For now, he is moving to the US and obviously we will see how it goes.

Maya Sharma

Maya Sharma from NDTV. With Donald Trump’s heavy “Buy American, Hire American” moves, how much of a challenge is it for Infosys and do you expect any kind of cutback in growth this year and the next few years and I know Mr. Sikka you described yourself as a local hire, but you have already mentioned some figures, but how fast will this hiring be done of local talent? Were you disappointed that Prime Minister Modi did not raise the visa issues with President Trump?

Vishal Sikka

Not at all. I think that all of these point to one underlying reality, which is this is not so much about the visa. It is about innovation, about the changing nature of the workforce, about the changing nature of the priorities of businesses in this time. If you look at the American companies there we are in the throes of a massive digital transformation. The kinds of services, the kinds of capabilities that businesses need in this time are all about being close by being able to work on next-generation technologies rapidly, bringing together local talent with the best of global talent in new ways of working and so forth. So, we already saw this coming. We launched the first of this hiring in 2014 about two or three months after I joined. We launched a program to hire 2000 people in the US. That program was quite successful. We managed to do that more than 2,000 over the next 12-months at that time. We started the US Foundation which has done incredibly inspiring work in bringing computer science education to the masses in the US. So, the third phase of this which we have in fact been working on for more than a year is this 10,000 hiring plan. It is not so much motivated by visas as it is motivated by the changing nature of work, the changing nature of demand and the nature of services. So we are absolutely committed to that and we are talking about 10,000 people, in Indiana we plan to add 500 in the next two years, similar numbers in North Carolina. So we will hire 2000 people in Indiana over the next several years and similarly 2000 people in North Carolina over the next several years. We expect that they will be two or three additional hubs in the US that we will establish as we go forward so which is another reason why Ranga needs to be closer there.

Chandra Srikanth

Hi, Chandra Srikanth from ET NOW. Vishal, I am going to start with you, you know this quarter has been better than expected, but if I look at the correlation with volume and pricing, volume growth is pretty much flat, pricing has improved, so should we see this as a one quarter improvement you know maybe because of some milestone payment that has come in or is it indicative of a broader recovery that you are seeing in demand. Secondly, this quarter also there has been buzz that the promoters may want to sell their stake in Infosys, what is really happening to resolve that overhang because it continues to be an overhang on the company, on the stock, are things more amicable now between the promoters and the board?

Pravin, I did not get the TCV numbers, so if you can give us the TCV number, how close are you to that $1 bn target that you had. Also, TCS mentioned that they are seeing very mixed trends in BFSI and Retail, considering these are important verticals for you as well, is it a secular trend or are you seeing things differently?

Ranga, you mentioned some approvals pending as far as capital allocation is concerned, will these come in by Q2? A timeline that you can give. And this quarter you have been able to sort of improve margins, but with wage hike coming in, do you still have headroom as far as utilization is concerned or is this your optimal number? Thanks.

Vishal Sikka

In terms of the volume, there was no one-off thing, this is a broad-based growth and strong growth. I would even say purposeful growth because we grew in the new areas far faster than in the older areas, more traditional areas, which is exactly how we want this to be. If you look at the volume and realization situation, the volume growth was around 1.7%. We also had a good strong effect of pricing realization this quarter. The realization improved slightly and Ranga will talk about this in more detail. I attribute this to strong execution, to strong high utilization, more purposeful growth where the volume growth does correspond to revenue growth and the adoption of automation, the adoption of new software and new services across the board.

On the other matters, as you can see from our execution when we are focused on execution, good things happen and our team is focused on the business and is delivering to that then great things continue to happen and my own sense is that the promoters are incredibly distinguished people and whatever they decide to do is something that I believe will always be in the interest of the company. Something that I personally always have a high trust for, but I do not want to comment on that any further than that.

Pravin Rao

On the large deal front, it is consistent with last quarter, a big percentage of it is renewals. So going forward our belief is this metric will probably be less relevant because we have now started focusing on new services and new software, and as Vishal talked about if you look back about our growth over the last two years, more than 50% of the growth has come from new services and new software and we will start focusing more on those. New services will typically be more on newer technologies, new space and other things. Large deals are typically associated with Infra, BPO, and those kind of things, whereas new services will be in entirely different way. It is more development oriented, new technologies and so on. Our belief is in future, we are betting hugely on the new services and so on, while we continue to be competitive. We will continue to compete very strongly and winning our fair share of large deals and other things. Our belief is over a period of time that will be less relevant and we want to focus much more on the new services and new software and that is why we are not talking too much about it.

Retail again while this quarter we had a good quarter, but we expect it to be volatile. We have also seen at the same time one of the highest layoffs and store closings particularly in America and so on in the Retail space. So there the competition is very intense and with strengthening dollar, global retailers as well as CPG companies are also challenged. They continue to be focused on cost take-out and reinvestment in supply chain, reinvestment in omni-channel and so on. There are times when we will see spend coming and we are confident we will be able to pick up our share, but we expect this trend of volatility to continue. It is very difficult to predict what will happen in Retail space. BFSI, our performance this quarter relatively was lower than when you look at the track record of what we have been doing in this space, but it is similar to what we expected. We strongly believe that we have a dominant position in this space and we have been able to capture the market share over the last few quarters, so we remain optimistic about this. We are seeing stronger growth in rest of the world and Europe, relatively moderate growth in Americas. There is expectation with the increased interest rate and less focus on regulatory things, that spend will start coming back. Our belief is it will probably happen sometime in the second half or something, but we have to wait and see. We have not seen any signs of it, but there is a belief that we will start seeing some spend at least in Americas also kicking in sometime later this year.

M.D.Ranganath

Coming to the pricing point that you raised, though sequentially it has gone up, more better and true indicator would really be on a year-on-year basis. Because quarter-to-quarter, there could be some volatility on timing differences and things think like that. If you look at year-on-year, it has been flat in the sense that in fact in constant currency basis, it has slightly declined by 0.2% on a year-on-year basis, so that is on pricing. Coming back to the capital allocation policy question that you raised, we reiterate our commitment to execute that in a timely manner. As we are a globally listed company and very large global shareholder base, the mechanism of distribution requires certain regulatory approvals. AOE is only one part but there are certain regulatory approvals that we need and we are kind of want to make sure that as we have given the commitment to our shareholders, we want to close it as quickly as possible.

Chandra Srikanth

Just one follow up on this, are the decision of the promoters weighing on your minds, is that why you are holding off all capital allocation policy, are you waiting for them to take a call on what you are planning?

M.D.Ranganath

Absolutely not. As I said, it is a regulatory approval, so it has nothing to do with any other aspect. We are following it up and as soon as we have an outcome there, we will quickly execute in a timely manner.

Coming back to your other question, for the operating margin we have given a guidance of 23% -25% though we ended the last year at 24.7%, almost 1.7% decline we have shown. The reason that we have indicated that it was taking into account both the Rupee part, the US talent uptick part those were the key pieces. First quarter, yes, we have been resilient in maintaining our margins on the back of a very strong utilization, most importantly even the onsite employee cost as a percentage of revenue, total employee cost as a percentage of revenue, and also we have been prioritizing our capital expenditure. If you look at this quarter, our CAPEX was about $85 mn as compared to about close to $130 mn same period last year, so we are prioritizing, we are optimizing. Having said that if you look at our onsite mix is still high, it has crossed 30%, so we need to work on moderating it. Likewise we need to look at the onsite role ratios and see to what extent this net headcount addition or the per capita revenue that Vishal talked about, how much does that play out and help us. So these are all the factors that we have taken into account in keeping 23% to 25%. So there are levers. It is not that we depend on only one lever, there are levers because I distinctly remember when we were at 80% people said look 80% is high. I think we are also at the same time very cognizant of the fact that these levers at the same time have certain plateau, but we have to work towards overall optimization on multiple fronts, so we are at it.

Sakshi Batra

Hi, very good morning, my name is Sakshi, I am from Zee business. Vishal, my first question will be with you. First of all, many congratulations for the recent award that you got for best CEO and to the whole team and also to Ranga, many, many congratulations on that front and good set of numbers. A big sigh of relief, no one expected execution challenges like last time. I just want to ask you Vishal, first of all what kind of contribution from the new services have you got in this quarter and since your arrival was in a good style in an automated car, can we see that this is an indication of a complete shift to automation and going ahead, we will see some meaningful contribution to the top-line from these new services, if you could please elaborate on that?

Pravin, my question will be with you, looking at positive attrition numbers even this time you have got 16.9% which is a tad bit lower from the previous quarter which is again a good point, so going forward do you see any further room of reduction in attrition numbers as well?

Ranga, first of all on the operating margins front, you have maintained the guidance of 23% to 25%, we agree that there have been some pressures relating to visa costs and rupee appreciation, but were there any sort of cross-currency tailwinds this time to support you and going ahead what kind of margins, can we expect a revival further from 23% to 25%? Thank you.

Vishal Sikka

Thanks so much, Sakshi. First of all, thanks for the kind words on the award. It is actually all the extraordinary work of our amazing finance team, Ranga was the best CFO, both from the buy-side and sell-side analysts and we won several awards for our Finance and Investor Relations team, so very, very proud of that.

On the new services and new software, this is what we are really strongly focused on. When we look at the new services, they are in six different categories, these are all this cloud first, AI first categories. This quarter 8.3% of our revenue has come from new services and 1.6% from new software roughly so that is altogether about 10%. Now, when you look this, these are services that basically did not exist two years ago and if you look at the revenue growth that we have had in the last two years that is about $2 bn, that means half of that revenue growth has come from new services that did not exist more than two years ago. This is why we are so committed to these, and these are our high-growth services that our clients care about, these are about the future technologies such as autonomous driving. And when it comes from these new technologies, there is always a curve of emerging technologies just over the horizon. If you look at these days, voice technologies, chat technologies, virtual reality, augmented reality technologies as well as the strong adoption of AI-based services and AI-based applications. These are the areas that we want to work on, cyber security, modernization of legacy landscapes to the cloud, next-generation analytics and integration of the physical world into the digital with IOT and so on.

With regard to the autonomous car, Sebastian Thrun said recently that the going rate for an autonomous car engineer is several million dollars. I was talking to him about this and we created a program within Mysore to teach our engineers autonomous driving technology and as a part of that Sudeep’s engineering team under Ravi’s leadership have indigenously built this and something that we are really proud of. It is more a mechanism for us to teach our engineers how to build these technologies and so forth. It is more than anything else a symbol that we can be on the cutting edge of this technologies as good as anyone else.

Pravin Rao

On the attrition front typically quarter-1 we expect higher attrition because a lot of people leave for higher education, so in quarter-1 our attrition was 16.9%, we expect this to come down in subsequent quarters, and we also closely track high performance attrition which is much lower, it is about 11.4% or something, much lower than the overall attrition so we do not have too much concern. We continue to focus on re-skilling our employees, engaging them with lot of employee-oriented activities and that focus will continue.

M.D.Ranganath

Coming to your question on margins, if you look at the last two years, we have been successful in keeping it very, very resilient, it was in the band of 24.7% to 25% last two years and despite multiple headwinds that we saw in the last two years whether it is on volatile currency because of Brexit or the pricing or even the compensation increases on multiple fronts, so we held it very resilient last two years. Now, last year we ended at 24.7%, this year we guided 23% to 25% and we indicated that primarily on account of rupee we need to take care of at the same time we want to invest on the US talent model plus of course the compensation. Of course, first quarter, our margins have been stable same as same period last year, 24.1% and 24.1%. At the same time, it has been possible because of very strong focus on the operational efficiencies which I talked about, the utilization at 84% as compared to 80.5% same period last year. Even including trainees, it is 80.2% as compared to 76.5% same period last year. We will continue to focus on these clear operational levers and at the same time we are also aware that we have compensation increases coming up. We also know that rupee is something that we need to watch. So, taking into account though we have 24.1% in Q1 and our band remains as 23% to 25%. We are also prioritizing the capital expenditure and couple of other areas where without diluting the investments for growth that is required, we do not want to dilute that, what are all the measures we want to optimize. Another highlight of the quarter as I said earlier is a very strong and healthy operating cash generation in terms of better collections and other measures. So I think that is a strong focus area which has led to highest ever cash and cash equivalents and liquid assets balance in the balance sheet is Rs. 39,335 crores and $6.1 bn. We will continue our relentless focus on both efficiencies which can reflect in margins as well as a strong generation. We reiterate our margin guidance between 23% to 25% on the back of these additional pieces that I talked about.

Moderator

Thank you gentlemen.

Participant

Kris, just one clarification. On ramping up of US talent when the new DCs were announced, the timeline that was given to hire was about 5 odd years or so, but in terms of the pace of hiring, what kind of numbers do you see annually happening? Ravi, out of the 4 or 5 that you said would be opened in US, when exactly or what is the timeline when we can see all the four centers operational?

Ravi Kumar S.

So, thank you. So here is what we were doing in the US talent model. We otherwise hire in the US. We hire for client locations wherever we have projects. So, this endeavor was to hire for centers which we actually said we are going to hire for and convert our model from an onsite-offshore model to an nearshore-offshore model and the centers were those technology and innovation hubs. So, we said we are going to do 10,000 in 2 years and potentially 5 centers. Our criteria of the centers was we would look for client clusters, good local academic ecosystem because we are going to hire a good number from schools locally and government support. So, we did Indiana in the month of May. We did North Carolina in the month of June. We are now going to shortlist the next few centers as we go forward based on those three criteria. The idea is to hire from schools locally to repurpose and refactor talent from adjacent capabilities and to hire experienced talents, so we are replicating the model we have in India, in the US. We have already done quite a bit of hiring in the first quarter both from schools and experienced talent. We have now started doing training in the US. So last year when we hired campus hires in the US, we actually got them to Mysore. Now, we are locally training them in the US. So, our endeavor now is going to be to locally train, locally build that capability pool and cater to the clients in an onsite-near shore-offshore model. So, these near shore centers would almost become the technology and innovation hubs because work has become much more agile, much closer, the newer and the modern work. The new services which Vishal spoke about is much closer to clients. It is much sticky and it is actually shorter sprints. So that is the plan.

Participant

So you are actually no hurry to really open all the centers in the next 1 or 2 years

Ravi Kumar S.

No, we are going to open. We are going to open in the next few months as we go forward, but we will continue the process of shortlisting, talking to the local government, working with the academic institutions. So, you are going to see more announcements of the next three centers and pretty much we are going to do all of them in this financial year.

Participant

There have been lot of talk on the compensation hike being rolled out. I want to hear from the horse's mouth really what kind of hikes have been rolled out this year and also a few J6 and above what we heard have not been told whether they are going to be given a hike or not, some clarity really on that?

Krishnamurthy (Krish) Shankar

No, I think for example from first of July, we rolled out the compensation increase for all our mid to junior level people. I think these have been very differentiated based on performance and various other metrics, skills, utilizations. We have looked at everything and there has been like for example significant number of people have got double digit increases. While at the same time, there have been some have got no increases, so it has been quite differentiated. So, we have rolled that out from 1st of July. For the other levels, I think we look at it in a staggered way. For the more senior levels, we will take a call as we go and as we see the business and the visibility. I think we will come back with further details on that, but that is all clearly in our consideration. I think talent is very important to us. We want to ensure that the focus for us is really ensuring its performance base. So, we really in the last year or so, we focus a lot more on ensuring that there is differentiation, there is more focus on merit and that our high performers as a group continue to really stay with us. So, I think that would continue as a focus and I think for the other levels, we will announce overtime.

Participant

Ravi, just sense of really the client environment in the US currently, the buzz was on how probably client hike spending pickup has been quite slow and even the discretionary spends for clients is a little muted. What is your own sense when it comes to the clients out of US and what do you hear?

Ravi Kumar S.

Sure. So, what I will do, I will start and I will ask Mohit and Rajesh to add on the view from their industries. I think there is no particular upswing or downswing. It is a fairly stable environment. There are a few sectors which are continuing to change their spend. For example, banking and financial services, the expectation is there is going to be much more spend on the non-regulatory areas because of the new administration which has come in. Retail is under pressure as we know. We all know that the retail sector is under tremendous cost pressure. So, I do not think there has been a significant shift either ways. What really has changed is the spend on new technologies and the spend on digital and the embrace of digital across industries is much more broad based in comparison to the past. So every industry is figuring out what can they do to leverage technology. Every industry is actually putting a digital agenda. Every industry is actually putting an agenda on how to actually generate a revenue stream leveraging technology. So that to me is the big-big bet. Every industry is spending on securing their digital infrastructure. So, most of our customers are spending on cyber security, so that is a very common thing across industries. So Mohit, maybe you are going to add a little bit and Rajesh.

Mohit Joshi

Thanks, Ravi. I think Ravi has sort of said it quite eloquently that it is not that there is a huge cutback or a change in spend. The fact is that the role of technology now is even more important than it ever was. I feel that our software plus services story is resonating very well in the market place. Having said that, obviously in financial services for instance while we have had a moderately good quarter in line with expectations, we had shared last quarter also the fact that we feel that because of the interest rate hikes and because of the change in the regulatory regime, we hope that the spend will come back in the second half of our financial year and we are still holding to that assessment. Our competitive position is very strong. We have done extremely well overall in terms of strengthening that and the areas where we focus, the automation space, the digital space, the data space. These are the areas where our clients are spending. So while we have seen a greater sort of increase in revenues from Europe perspective and from the ROW perspective for financial services, the US remains a key market for us and we remain very optimistic about our long-term and medium-term sort of objectives. As far as insurance is concerned, I think Pravin mentioned this as well on a year-on-year basis, we have seen something like 19% growth right, which is truly spectacular and truly market leading. In other sectors as well, I think Ravi spoke a little bit about retail. Retail is in the middle of a very significant transformation. Many of our clients are traditional retailers. So they are obviously feeling the pain, but equally they are orienting their businesses towards more of the digital and AI led worlds and that in the long run will have a very positive impact for us. All the work that Ravi and his team have done on the US talent plan also goes very long way towards convincing our clients that we are a global company and that we can be a strong local partner for them also in the various parts of the US.

Rajesh Krishnamurthy

Thanks. If you look at the energy, utilities, telecom space, the telecom business has grown really well for us. Year-on-year, we have had close to 15% growth and I think it has come on the back of fairly significant consolidation which is happening in the industry. We have seen a huge number of mergers and acquisitions happening and in that space, consolidation. When consolidation happens, the higher tier vendors get an opportunity to increase their wallet share and that really what has happened. The telecom companies themselves are of course struggling. Revenues are not growing and ARPU is falling etc. They continue to make investments in better infrastructure in 5G and so on. So, I think there are a lot of niche areas where we are able to bring our software story in as well and automation, I think that is helping our game there. If you look at the energy space, while this quarter has been a good quarter, we do expect the year to be quite sluggish. The growth this quarter has primarily been on the back of ramp-ups because of deals which we won in the last couple of quarters. But clearly because of the fluctuation in the oil price, we are seeing extreme focus on cost and we are seeing that their spending is again on a wait and watch kind of perspective. Oil prices have been up and down quite a bit. If you look at the European space because of the change in fluctuation, we are seeing a lot of the mid-tier trading companies using this as an opportunity to make fresh investments and do Greenfield implementations and I think that is a great opportunity for us. Utilities in Europe, we are seeing this trend about the separation between the retail part of the business and the generation business that is creating a lot of opportunities for us. So overall, I think this year so far, we have seen this quarter has been a growth of telecom and a growth of energy, but for the rest of the year, I believe that energy will be relatively flat. We still expect that there are still more opportunities to be harnessed in the telecom space. Thank you.

Nishant Desai

Gentlemen, Nishant Desai from BloombergQuint. I wanted to understand what kind of uptake you are seeing in the financial services and the energy space as well?

Mohit Joshi

I will take the financial services and then I will let my friend Rajesh talk about the energy space. So, look financial services, we have had a moderately good quarter. I think this is in line with the expectations, 2.6% growth on a reported basis and very strong growth in Europe, very strong growth in the rest of the world. From an US perspective, growth has been relatively muted, but we had shared this earlier as well that we feel that the impact of the interest rate hikes is starting to be felt in terms of the increased profitability of the banks. We feel that the regulatory burden is lessening and therefore they will spend more money on discretionary projects and I am still hopeful that we will see that in the second half of the year. While in the rest of the world, we have already seen that. I think the important thing though is while we might see quarter-on-quarter fluctuations, the competitive position of Infosys in this industry is very strong. I feel that we have an outstanding team both in the markets and in delivery, Jasmeet Andrew, Denis, Atul, Jay, Kannan, we have a really strong team in the market and that I feel will result in along with the very powerful message that Vishal has outlined for the strategy as a company, the New-Renew and the culture. I feel that long-term sort of prospects remain extremely good.

Participant

Mohit, actually the Fed rate hike story really has been quite positive for the banking sector in Americas, but really the macro uncertainty over Trump is a big overhang. Is that really kind of reflecting on clients especially banking given the fact that every third month we are hearing that the government to be impeached or not

Mohit Joshi

We don’t want to comment on the political side of it, but it is a fact. When there is uncertainty, clients delay decision making, it is very clear. You have already seen that we have started to see that with large deals that are taking a much longer time to fructify. The overhang that is there about immigration means the clients are thinking about models. We are seeing some increase in some places of captives and degree of insourcing. On the interest rate hikes, you will understand you mentioned that you are already seeing it in the profitability and revenue of banks, but even historically there is a transformation lag between the time their revenues go up and their IT budgets go up and we feel that transformation mechanism is still working and you should give it a few months to see an increase in tax spends. As people get more comfortable that their revenue base is more stable, they will start spending more on technology.

Participant

So the transmission usually takes about 2 quarters.

Mohit Joshi

I think so. I think it takes about 6 months or so, people want to see 2 or 3 good quarters of revenue before they start looking at technology budgets. Nobody really has a fixed annual technology budget like that in 10 years ago. They look at technology budgets every 6 months or so and I think after 2 good quarters, people start to get more comfortable that the revenue base is stable and therefore they can now start looking at more discretionary spend.

Participant

Also, what are the verticals that will see stark improvement as compared to this quarter as we move on?

Mohit Joshi

I think we mentioned the fact that we have done extremely well in Rajesh's vertical. Whether it is energy, telecom, utilities, we have had a very strong performance. Insurance has done extremely well, 19% year-on-year growth. We have done very well in healthcare. Life Sciences, growth has been more moderate. Retail while we have done well this quarter, I think Pravin has also outlined the fact that there are longer term challenges in the sector lot of participants in this sector are under severe stress. The same is true for the CPG business as well. So we are a little bit more cautious about what will happen over the sector longer term, even though it is an undeniable area of strength for us. You have seen this historically, we have been the number one player in the retail CPG sector. We are seeing a lot of traction in the European market which have not been that impacted by what is happening in terms of the dominance of Amazon in the US. The manufacturing sector maybe, I will let Rajesh talk about it.

Rajesh Krishnamurthy

I think manufacturing sector, for the year we have seen there is some traction in the automotive space, renewed investments there. But otherwise because of the hi-tech, there is definite slowdown. I think there are a lot of structural changes happening there. If you look at some of the big OEM players etc., they are really shifting their product portfolios and therefore the investments which they are making are being skewed. So, I think manufacturing probably will only see moderate growth this year as well.

Participant

Thank you, gentlemen.

Rajesh Krishnamurthy

Thank you.